X

ARJ 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019938

RECD S.E.C.
MAR 1 2002

SEC FILE NUMBER
8- 14684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota	FL	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Rothenbach — (941) 951-2626
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name — *if individual, state last, first, middle name*)

1801 Glengary Street		Sarasota	FL 34231
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/26

OATH OR AFFIRMATION

I, Matthew B. Meister, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Kashner Davidson Securities Corporation, as o December 31, 192001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

[signature]
Signature

President/CEO
Title

[signature]
Notary Public

Melissa J. Rothenbach
MY COMMISSION # CC954408 EXPIRES
August 22, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

☒ PERSONALLY KNOWN TO ME
☐ PRODUCED I.D.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (0) Independent Auditors' report on internal control required by SEC R 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION

December 31, 2001 and 2000

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION PURSUANT
TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AND

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

CONTENTS

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Independent Auditors' Report

Board of Directors
Kashner Davidson Securities Corporation

We have audited the accompanying statements of financial condition of Kashner Davidson Securities Corporation (a Florida S Corporation) as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the computations of net capital under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson + Company, P.A.

Sarasota, Florida
February 20, 2002

	2001	2000
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Bank overdraft	$ 1,926	$ -
Accounts payable	123,715	57,090
Due to clearing agency	-	686,889
Payroll taxes payable	94	50
Accrued salaries and commissions payable	37,473	60,724
Advances on new issues	25,000	180,000
Securities sold, not yet purchased, at market value	1,107,220	200,250
	1,295,428	1,185,003
Stockholder's equity		
Common stock - 9,000 shares of $2.50 par value authorized; 9,000 shares issued and outstanding in 2001 and 2000	22,500	22,500
Additional paid-in capital	1,600,238	1,600,238
Retained earnings (accumulated deficit)	(91,215)	(71,416)
	1,531,523	1,551,322
	$ 2,826,951	$ 2,736,325

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF OPERATIONS

Years Ended December 31,

		2001	2000
Revenue			
Commissions	$	351,188	$ 1,600,666
Trading profits (losses)		718,298	(972,079)
Underwriting fees		365,567	789,838
Miscellaneous trading fees		118,323	134,161
Settlement income		-	48,419
Consulting income		15,000	-
Interest and dividends		2,913	11,662
		1,571,289	1,612,667
Expenses			
Salaries and commissions		753,528	1,816,702
Advertising		3,049	1,458
Bad debt expense		40,912	-
Depreciation		10,323	6,692
Insurance		52,414	73,617
Interest		48,363	124,767
Loss on disposition of assets		2,705	-
Maintenance		8,303	7,432
Miscellaneous		35,773	62,731
Office		45,680	53,328
Judgements, settlements and fines		49,326	48,824
Professional fees		83,091	102,135
Retirement plan		18,888	48,738
Regulatory expenses		41,397	34,006
Rent		93,396	91,663
Taxes		54,719	109,119
Telephone and utilities		54,371	40,964
Travel and entertainment		8,003	27,936
Market data services		186,847	207,579
		1,591,088	2,857,691
NET (LOSS)	$	(19,799)	$ (1,245,024)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31,

	Common stock	Additional paid-in capital	Retained earnings (deficit)
Balance - January 1, 2000	$ 22,500	$ 1,212,505	$ 1,259,520
Net (loss) for the year	-	-	(1,245,024)
Contributions by stockholder	-	387,733	-
Distributions to stockholder	-	-	(85,912)
Balance - December 31, 2000	22,500	1,600,238	(71,416)
Net (loss) for the year	-	-	(19,799)
Balance - December 31, 2001	$ 22,500	$ 1,600,238	$ (91,215)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (19,799)	$ (1,245,024)
Adjustments to reconcile net (loss) to net cash (used in) operating activities		
Depreciation	10,323	6,692
Loss on disposition of assets	2,705	-
Bad debt expense	40,912	-
(Increase) decrease in operating assets:		
Receivables from broker-dealers	1,471	4,423
Due from clearing agency	(923,860)	-
Receivables from employees	(15,772)	1,007
Receivables - other	10,177	(13,920)
Interest receivable	(1,364)	(405)
Loan to stockholder	(78,165)	-
Marketable securities owned, at market value	838,291	1,033,099
Prepaid expenses	569	(5,534)
Other assets	19,652	(30,192)
Increase (decrease) in operating liabilities:		
Bank overdraft	1,926	(9,028)
Accounts payable	66,625	(30,199)
Due to clearing agency	(686,889)	102,211
Payroll taxes payable	44	(77)
Accrued salaries and commissions payable	(23,251)	(225,008)
Advances on new issues	(155,000)	180,000
Securities sold, not yet purchased	906,970	110,583
Total adjustments	15,364	1,123,652
NET CASH (USED IN) OPERATING ACTIVITIES	(4,435)	(121,372)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of warrants	-	(20,100)
Purchase of furniture and equipment	(34,938)	(11,176)
NET CASH (USED IN) INVESTING ACTIVITIES	(34,938)	(31,276)

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS - CONTINUED

Years Ended December 31,

		2001		2000
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from short-term loan from stockholder		-		95,000
Proceeds from short-term loan from board member		25,000		95,000
Principal payment on short-term loan from stockholder		-		(95,000)
Principal payment on short-term loan from board member		(25,000)		(95,000)
Contributions by stockholder		-		275,355
Distributions to stockholder		-		(85,912)
NET CASH PROVIDED BY FINANCING ACTIVITIES		-		189,443
INCREASE (DECREASE) IN CASH		(39,373)		36,795
Cash at beginning of year		39,373		2,578
Cash at end of year	$	-	$	39,373

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest during the years ended 2001 and 2000 was $48,363 and $124,767, respectively.

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING TRANSACTIONS:

Marketable securities with a fair value of $112,378 were contributed by the stockholder during the year ended December 31, 2000.

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in Florida in 1969 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida. In September 2001, the Company opened a branch office in Westminister, Colorado. The Company transacts business through corresponding brokers and does not handle any customer securities.

2. Accounting Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

4. Accounts Receivable

The accounts receivable from broker-dealers represents commissions earned which were not received at year-end. The Company makes certain advances to employees in anticipation of commission income. The Company uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. In 2001 and 2000, management provided an allowance of $12,660 and $15,309, respectively, for the doubtful collection of advances to employees.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

5. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market value, and securities not readily marketable are valued at fair value as determined by management.

6. Underwriting fees

Underwriting fees revenue includes gains, losses, and fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on the settlement date and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

7. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

8. Securities Sold, Not Yet Purchased

The Company is party to a variety of short sales (securities sold, not yet purchased) in its trading activities. These short positions used in trading activities are carried at market value. Realized and unrealized gains and losses are reported as trading profits in the accompanying statements of operations.

9. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided for in amounts sufficient to relate the cost of assets to operations over their estimated useful lives on the straight-line and accelerated methods for both tax and financial accounting purposes. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

10. Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased consist of trading and investment securities at quoted market values or estimated fair values, as follows:

	2001		2000	
	Owned	Sold not yet purchased	Owned	Sold not yet purchased
Common stocks	$ 1,630,283	$ 1,107,220	$ 2,458,554	$ 200,250
Warrants for common stocks	17,215	-	27,409	-
Unit Trusts	19,421	-	19,247	-
	$ 1,666,919	$ 1,107,220	$ 2,505,210	$ 200,250

The Company purchases securities for its own account in excess of amounts on deposit with the clearing agency.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2001 and 2000, these securities consisted of 1,500 warrants recorded at the $20,100 cost, which management believes approximates fair value. Each warrant will entitle the holder to purchase four shares of common stock. The warrants will be exercisable in four annual tranches, with one share of common stock available for purchase in each tranche. The warrants will not be exercisable until June 28, 2002, at which time the first tranche will become exercisable. Each tranche will be exercisable for a one-year period. In the event that any warrant tranche is not exercised prior to its expiration, the shares of common stock subject to such unexercised and unexpired warrant tranche will no longer be available for purchase.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment and leasehold improvements as of December 31, follows:

	2001	2000
Furniture and equipment	$ 289,221	$ 299,981
Leasehold improvements	116,103	116,103
	405,324	416,084
Less accumulated depreciation and amortization	367,527	400,197
	$ 37,797	$ 15,887

NOTE D - OPERATING LEASE

The Company conducts its operations in leased facilities under an operating lease expiring in July 2003. The Company may, at its option, renew the lease for an additional five years under the same terms as the original lease. The rental payments are adjusted annually for fluctuations of the Consumer Price Index (CPI). The Company has an option to terminate the lease in the event that the Company's license to sell or trade securities is suspended by the Securities and Exchange Commission.

In March 2000, the Company leased office space for a proposed branch office in Colorado under an operating lease expiring in February 2004. The Company may, at its option, renew the lease for an additional three years at the then current market rate. The Company sublet the office space during 2000, and entered into a non-cancelable sublease in January 2001, effective February 1, 2001, for the duration of the lease.

In March 2000, the Company entered into a noncancelable equipment operating lease expiring in February 2004. The Company is in the process of completing an assignment of the liability to a third party. The Company has an oral sublease and has received reimbursement of the lease payments in 2001 and 2000 from this third party.

NOTE D - OPERATING LEASE - CONTINUED

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Sarasota Office	Office Under Sublease	Equipment Under Oral Sublease	Total
2002	$ 92,661	$ 65,450	$ 6,417	$ 164,528
2003	54,052	68,068	6,417	128,537
2004	-	11,418	1,070	12,488

Rent expense for the years ended December 31, 2001 and 2000 were $93,396 and $91,663, respectively, net of sublease rental receipts of $23,592 and $45,677, respectively, and equipment lease reimbursement of $3,743 and $4,300, respectively.

Approximate future minimum rentals to be received on the non-cancelable sublease are follows:

Year	
2002	$ 65,450
2003	68,068
2004	11,418

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Such transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as a volatility and changes in interest and foreign exchange rates.

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - CONTINUED

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 and 2000, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

NOTE F - RETIREMENT PLAN

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $18,888 and $48,738 for the years ended December 31, 2001 and 2000, respectively.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had a minimum net capital requirement of $100,000, and net capital of $703,929 and $638,195, respectively. The Company's net capital ratio at December 31, 2001 was .27 to 1. Management anticipates distributions during the six month period ended June 30, 2001 of approximately $100,000. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3 and does not hold customer funds or securities; therefore, there were no procedures performed regarding information relative to the possession or control requirements or the reserve requirement under SEC rule 15c3-3.

NOTE H - CONTRIBUTIONS TO STOCKHOLDER'S EQUITY

In December 2000, the sole stockholder contributed cash of $275,355 and securities with a fair market value of $112,378 as contributions to additional paid-in capital.

NOTE I - CLAIMS AND CONTINGENCIES

On October 23, 1996, the National Association of Securities Dealers Regulation, Inc., District No. 7 Business Conduct Committee filed a complaint against the Company and its sole stockholder alleging that its sole stockholder reviewed and approved trades in municipal securities but was not a qualified Municipal Securities Principal and that the Company violated the rules regarding Free Riding and Withholding, submitted inaccurate Free Riding and Withholding Questionnaires, and failed to note certain information on order tickets. In 1997, management consented to, without admitting or denying the allegations, a tentative settlement of a fine of $50,000 and a thirty day suspension from underwriting. The settlement was subject to the approval of the District No. 7 Business Conduct Committee and the National Business Conduct Committee of the NASD. The final decision was issued on February 23, 2000. The Company was fined $75,000, received a six month suspension from participating in municipal securities transactions, and is required to retain an independent consulting firm for a period of eighteen months to review and monitor the Company's compliance and written supervisory procedures.

On December 27, 1993 the Commonwealth of Massachusetts, Office of the Secretary of State, Securities Division, commenced an administrative complaint proceeding seeking to permanently revoke the Company's registration as a broker-dealer in Massachusetts, an accounting and disgorgement of profits and other monies, an administrative fine, costs, a cease and desist order, and other relief. The Massachusetts complaint remains unsettled, but there was no substantial activity on this matter in 2000 or 2001.

During 1999, the Company was a defendant in two separate claims from former customers alleging damages as a result of losses incurred and certain costs. In the first case, the plaintiff sought $120,000 in compensatory damages. The Company had filed an Answer denying any wrongdoing. In June 2000, the Company settled the claim for $23,150. In the second case, the plaintiff sought unspecified damages in excess of $100,000. The Company asserted that all losses allegedly sustained by the claimant occurred prior to his brokerage account being transferred to the Company. This claim was withdrawn without prejudice in March 2000.

NOTE I - CLAIMS AND CONTINGENCIES - CONTINUED

During 2001, five actions were filed against the Company alleging damages as a result of losses incurred and certain costs.

In the first case, the Claimant asserts claims for negligent supervision, excessive trading, omissions regarding margin risk, suitability, and violations of Florida Securities Laws. The Claimant is seeking $150,000 in compensatory damages. In the second case, the Claimant, asserts claims for fraud, unauthorized trading, suitability, breach of contract, and failure to supervise. The Claimant is seeking $307,008 in compensatory damages and punitive damages in an amount double the amount of compensatory damages. In the third case, the Claimant asserts claims for fraud, unauthorized trading, suitability, excessive trading, negligence, breach of fiduciary duty, breach of contract, failure to supervise, violations of the federal securities laws, and control person liability. The Claimant is seeking $554,000 of compensatory damages and unspecified punitive damages. In each of these three cases, the Company served and filed an Answer denying any wrongdoing. Discovery in these matters is proceeding.

In the fourth case, the Claimant asserts claims for fraud under state and federal securities laws, common law fraud, constructive fraud, mistake, state consumer protection laws, breach of fiduciary duty, breach of express and implied contract, and violations of the rules of the NASD in connection with the Claimants' purchase of promissory notes. The Claimant is seeking compensatory, punitive damages, interest, and attorneys' fees in the amount of $500,000. The Company served and filed a Motion for More Definite Statement of Claim and reserved their right to submit an Answer after the Panel had ruled upon their Motion. The Company intends to deny any wrongdoing.

The fifth case is in connection with a purported class action filed with the United States District Court, Southern District of New York. The Plaintiffs, on behalf of purchasers of Streamedia Communications, Inc. common stock in or traceable to its initial public offering (IPO), bring this purported class action for violations of Federal Securities laws. The Company was a selling group participant in the IPO. The Plaintiffs seek unspecified compensatory and rescissionary damages, including costs and reasonable attorneys' fees. By the parties' agreement, on or before March 21, 2002, the Company may answer or otherwise respond to the amended complaint. The Company intends to file a motion to dismiss the amended complaint for failure to state a claim upon which relief may be granted.

The Company is vigorously defending itself and, although the ultimate outcome is not known, management believes the cases are without merit.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2001

Kashner Davidson Securities Corporation

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL

Stockholder's equity		$ 1,531,523
Deductions for non-allowable assets		
Accounts receivable - broker-dealers	$ 9	
Accounts receivable - employees	47,263	
Accounts receivable - other	3,743	
Prepaid expenses	34,774	
Interest receivable	3,196	
Loan to shareholder	78,165	
Securities not readily marketable	20,100	
Furniture, fixtures and lease-hold improvements	37,797	
Other assets	11,125	236,172
Deductions for blockage charges		9,555
Net capital before haircuts on securities positions (tentative net capital)		1,285,796
Haircuts on securities		
Trading and investment securities	382,925	
Undue concentrations	198,942	581,867
NET CAPITAL		$ 703,929

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Bank overdraft	$ 1,926	
Accounts payable	123,715	
Payroll taxes payable	94	
Advances on new issues	25,000	
Accrued salaries and commissions payable	37,473	
Total aggregate indebtedness	$ 188,208	
Ratio: Aggregate indebtedness to net capital		.27 to 1
Minimum net capital requirement		$ 100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001, as amended on February 20, 2002) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Gerbin, C.P.A.

Independent Auditors' Report on
Internal Control Required
by SEC Rule 17a-5

Board of Directors
Kashner Davidson Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Kashner Davidson Securities Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matheson & Company, P.A.

Sarasota, Florida
February 20, 2002